Exhibit 4.15

                          LICENSE AND OPTION AGREEMENT
                          ----------------------------

   This License and Option Agreement (the "Agreement") effective as of December 19, 2001 by and between ILEX Oncology, Inc., a Delaware corporation having its principal place of business at 4545 Horizon Hill Blvd., San Antonio, Texas 78229-2263 ("ILEX") and Paralex, Inc., a Delaware corporation having its principal place of business at 787 Seventh Avenue, 48th Floor, New York, New York 10019 ("Paralex").

   WHEREAS, ILEX has licensed certain know-how and rights relating to the chemical known as Oxypurinol (the "Compound") in the United States from Burroughs Wellcome Co. ("BW"), now GlaxoSmithKline, PLC ("GSK"), and in the non-United States territory from The Wellcome Foundation Limited ("WFL"); and has developed its own body of Compound related know-how and intellectual property rights, including manufacture, know-how, regulatory filings, clinical trial information and trademark filings relating to the "OXYPRIM" trademark, all of which are potentially useful and valuable in the development and commercialization of the Compound;


   WHEREAS, ILEX and Paralex previously entered into a Sublicense Agreement dated June 22, 2001 (the "Sublicense Agreement") whereby ILEX sublicensed to Paralex certain of the aforesaid Compound related rights from GSK and WFL as welt as ILEX's own Compound related know-how and intellectual property rights as summarized above, to facilitate development and commercialization of the Compound in the Field;

   WHEREAS, ILEX and Paralex now desire to rescind and otherwise terminate the Sublicense Agreement in favor of this Agreement, in view of more recent clinical results obtained by ILEX with respect to the use of the Compound in the Field.

   NOW, THEREFORE, in consideration of the foregoing and mutual promises and covenants set forth therein, ILEX and Paralex hereby agree as follows,

                                    ARTICLE 1
                                   Definitions

   Any capitalized term not defined in this Agreement shall have the meaning given such term in the Original License Agreement (as such term is defined below). As used in this Agreement, the following terms, whether used in the singular or the plural, shall have the following meanings:

   1.1 "Development Agreement" means the Development Agreement between Catalytica Pharmaceuticals, Inc. ("Catalytica") and ILEX Product, Inc. dated August 18, 2000, a copy of which is attached hereto as Schedule 1.1.

   1.2   "Effective Date" means the date hereof.


LICENSE AND OPTION AGREEMENT                                          12/20/2001

Page 2

   1.3 "Field" means the treatment of hyperuricemia in humans who are intolerant of allopurinol.

   1.4   "FDA" means the United States Food and Drug Administration.

   1.5 "GSK Know-How" means the Know-How as such term is defined in the Original License Agreement.

   1.6 "ILEX Clinical Trial Data Package" means the clinical trial data which ILEX has acquired, and may in the future acquire, as of the Effective Date hereof, in the current clinical trial, designated as OXPL-213 (the "Clinical Trial"), which ILEX is sponsoring to evaluate the usage of the Compound in the Field.

   1.7 "ILEX Know-How" means (a) all technical information and data whether or not patentable which is owned or licensed by ILEX and which is reasonably necessary to manufacture the Compound or to use the Compound in the Field, including ail pre-clinical and clinical data, regulatory submissions, research, marketing data and any intellectual property rights (including all patents and patent applications) and Know-How relating to the Compound in the Field, other than the GSK Know-How; and
         (b) the Oxypurinol IND, and Orphan Drug Designation, but excluding the ILEX Clinical Trial Data Package.

   1.8 "ILEX Trademark" means "OXYPRIM" trademark, including the U.S. Trademark application Serial No. 75/624,684, which was allowed on February 29, 2000, by the United States Patent and Trademark Office.

   1.9 "Original License Agreement" means that certain License Agreement effective as of March 31, 1995, between BW, WFL and ILEX, as amended in that First Amendment of License Agreement dated June 1, 1998, and as further amended in that Second Amendment of License Agreement dated February 9, 2001, copies of which are attached as Schedule 1.9.

   1.10 "Oxypurinol IND" means the IND (No, 3,362) filed by ILEX with the FDA for Oxypurinol.

   1.11 "Product" means the Compound or any product containing the Compound which is made or developed using the GSK Know-How and/or the ILEX Know-How.

   1.12 "Sublicense Agreement" means the Sublicense Agreement dated effective as of June 22, 2001 by and between ILEX and Paralex.

LICENSE AND OPTION AGREEMENT                                          12/20/2001

   1.13 "Third Party" means any party other than ILIAC, GSK, WFL, Paralex and their respective Affiliates and Paralex's sublicensees, if any.

                                     ARTICLE 2
                        Sublicense Agreement Termination

   2.1 As of the effective Date hereof, ILEX and Paralex agree that the Sublicense Agreement shall be rescinded and/or otherwise terminated in favor of this Agreement, and the rights and obligations set forth in this Agreement shall supersede and replace all of the rights granted and obligations assumed in the Sublicense Agreement.

                                     ARTICLE 3
                                      Grants

   3.1   Sublicense Grant. As of the Effective Date, and subject to the terms of
         -----------------
         this Agreement and the Original License Agreement, ILEX hereby grants to Paralex an exclusive sublicense to all of ILEX's rights under the Original License Agreement in the Field, in the Territory.

   3.2   License Grant. As of the Effective Date, and subject to the terms of
         --------------
         this Agreement and the Original License Agreement, ILEX hereby grants to Paralex an exclusive license in all fields (including without limitation the Field), in the Territory, with the right to sublicense to the ILEX Know-How to make, have made, use, offer to sell and sell Products.

   3.3   Option Grant. As of the Effective Date, and subject to the terms of
         ------------
         this Agreement and the Original License Agreement, ILEX hereby grants Paralex an exclusive option to acquire ownership of, and full rights to use the ILEX Clinical Trial Data Package (the "Option''). This Option shall expire one (1) year after the Effective Date, and may be exercised at any time during its term by Paralex providing written notice to ILEX of the Option exercise. Upon exercise of the Option, Paralex shall pay ILEX the Option Exercise Fee as set forth below in
         Section 4.2.

   3.4   Sublicense Rights. Paralex shall have the right to sublicense the
         ------------------
         license, sublicenses and other rights granted under this Article 3 to one or more Affiliate(s) and Third Party sublicensee(s), provided that Paralex agrees to be responsible for the performance hereunder by its Affiliates and sublicensees to which such licenses and sublicenses shall have been granted, subject to the prior written consent of ILEX, which shall not be unreasonably withheld within thirty (30) days of receipt of prior written notice of any proposed sublicense to Affiliates or Third Party sublicensees.


LICENSE AND OPTION AGREEMENT                                          12/20/2001

   3.5   Trademark License. As of the Effective Date and subject to the terms of
         ------------------
         this Agreement, ILEX hereby grants to Paralex an exclusive license, with the right to sublicense to the ILEX trademark "OXYPRIM" for use in connection with the selling, promotion and/or advertising of Product.

   3.6   Reservation of Rights. ILEX hereby reserves for itself the perpetual,
         ----------------------
         royalty -free right to use the ILEX Know-How solely for research purposes in the Field including, but not limited to, the right to make, have made and use the Products and to refer to the Oxypurinot IND in any of its future regulatory filings with the FDA.

                                      ARTICLE 4
                                    Consideration

   4.1   Agreement Initiation Fee. As an initial payment and partial
         -------------------------
         consideration of ILEX's granting of the sublicense and licenses set forth in Sections 3.1, 3.2 and 3.5 hereof, and the grant of the option set forth in Section 3.3, Paralex shall pay to ILEX an initiation fee of Two Hundred Fifty Thousand and 00/100 Dollars (5250,000) due and payable on the Effective Date.

   4.2   Option Exercise Fee. If Paralex elects to exercise the Option for the
         --------------------
         ILEX Clinical Trial Data Package at any time during the Option term set forth in Section 3.3, Paralex shall pay to ILEX an Option Exercise Fee of two Hundred Fifty Thousand and 00/100 Dollars ($250,000). This Option Exercise Fee shall be due and payable within ten (10) days after Paralex sends ILEX written notice of the Option exercise.

   4.3   Assumption of Obligations under the Original License Agreement. As
         ---------------------------------------------------------------
         partial consideration for the sublicense, licenses and other rights granted hereunder, Paralex shall (a) pay directly to GSK, as applicable, the Milestone Payment recited in clause (iii) of Section
         4.2 of the Original License Agreement and the royalties for Net Sates of Product pursuant to Article 5, each as set forth (and defined) in the Original License Agreement, and (b) perform directly the other obligations of ILEX relating to the Product set forth in Article 6, 7 and 8 of the Original License Agreement, including specifically, the Compassionate Plea Program set forth in Article B. Paralex shall not be obligated to, and ILEX shall directly, perform all other obligations pursuant to the Original License Agreement. Anything in this Agreement to the contrary notwithstanding, Paralex shall have no obligation to make any payment under Article 4 or 5 of the Original License Agreement other than (i) in the case of the milestone payment pursuant to Section
         4.2 (iii) of the Original License Agreement, upon approval by the FDA of an NDA with respect to a hyperuricemic indication of the Product and
         (ii) in the case of any royalties for Net Sales of Product (as defined in the Original License Agreement), in respect of Net Sales of Product in the Field. Except as expressly provided in the preceding sentence, ILEX agrees and acknowledges that it will be responsible for all payment obligations under Articles 4 and 5 of the Original License Agreement.


LICENSE AND OPTION AGREEMENT                                          12/20/2001

   4.4   Milestone Payments. In addition to the payments under the Original
         -------------------
         License Agreement for which Paralex is responsible pursuant to Section
         4.3 hereof, and as partial consideration for the sublicense, licenses and other rights granted hereunder, Paralex shall make the following cash milestone payments to ILEX:

         i. $1 million upon successful completion of the first Phase II clinical trial of the Product in a cardiovascular indication;

         ii. $2 million upon FDA approval for marketing and commercial sale of the first New Drug Application ("NDA") filed for a cardiovascular indication of the Product;

         iii. $5 million upon FDA approval for marketing and commercial sale of the first NDA filed for a hyperuricemic indication of the Product; provided, however, the foregoing milestone payment shall be $4.9 million rather than $5 million if the GSK Amendment has not become effective on or prior to the date on which such payment is due;

         iv. As an alternative to milestone payment (iii) only, (milestones I and ii being independently payable, in any case) Paralex may, at its option, make two payments to ILEX as follows:

                (a) $2 million upon FDA approval for marketing and commercial sale of NDA for the first hyperuricemic indication of the Product; and

                (b) $4 million upon first exceeding $15 million in annual Net Sales for a hyperuricemic indication of the Product.

                All milestone payments set forth in this Section 4.4 shall become due and payable within sixty (60) days after the indicated milestone is achieved (except that in the case of the milestone set forth in Section 4.4, iv (b), if applicable, the milestone payment shall become due and payable within ninety (90) days after the end of the first fiscal year in which such Net Sales are achieved). Paralex shall give ILEX timely written notice of each milestone achievement.

   4.5   Royalty. As partial consideration for the sublicense, licenses and
         --------
         other rights granted hereunder, Paralex shall pay ILEX an earned royalty based on cumulative Net Sales of Product in the Field in accordance with the schedule set forth below in this Section; with the further proviso that the obligation of Paralex to pay royalties on Net Sales of Products in the Field in the Territory, shall not accrue until such time as the cumulative Net Sales with respect to the Products in the Field exceed One Million Five Hundred Thousand Dollars ($1,500,000) (the "Threshold Amount"), and upon such time that Net Sales with respect to the Products in the Field exceed the Threshold Amount,


LICENSE AND OPTION AGREEMENT                                          12/20/2001
         royalties shall be due and payable with respect to the aggregate amount of Net Sales of the Products in the Field in the Territory, including but not limited to with respect to Net Sales of Products in the Field up to and including the Threshold Amount.

              Royalty Schedule for Net Sales of Product in the Field

                (a) 7.75% on Net Sales of the Product in the Field of the first $25,000,000 of Net Sales;

                (b) 5.0% on Net Sales of the Product in the Field in excess of $25,000,000, but less than $100,000,000 of Net Sates; and

                (c) 2.75% on Net Sales of the Product in the Field in excess of $100,000,000 of Net Sales.

                The royalty set forth above shall be due on all Net Sales generated by sales of the Product solely pursuant to the initial FDA label approval of Product for the Field.

                In addition, Paralex shall pay ILEX an earned royalty of 2% on Net Sales of Product for cardiovascular use, subsequent to any FDA approval for marketing and commercial sale of a label indication for the Product in the cardiovascular field; provided that the obligation of Paralex to pay royalties on Net Sales of Products for cardiovascular use shall not accrue until such time as the cumulative Net Sates of Products for cardiovascular use exceed the Threshold Amount, and upon such time that Net Sales of Products for cardiovascular use exceed the Threshold Amount, royalties shall be due and payable with respect to the aggregate amount of Net Sates of Products for cardiovascular use in the Territory, including but not limited to with respect to Net Sales of Products for cardiovascular use up to and including the Threshold Amount. Royalties shall be payable to ILEX pursuant to Section 4.5 until the Expiration Date (as defined in Section 10.1) and shall be payable and reportable on a periodic basis to ILEX in the same manner as royalty is paid and reported to BW and GSK under Article 6 of the Original License Agreement.

   4.6   Trademark Use. From and after the First Commercial Sale of Product in
         --------------
         the United States, Paralex agrees to use commercially reasonable efforts to exploit the ILEX Trademark in connection with the marketing and sales of the Product and to otherwise build value and goodwill for the ILEX Trademark with respect to the Product; and Paralex shall also provide all commercially reasonable assistance to ILEX in maintaining and enforcing the ILEX Trademark against Third Party infringers and shall not otherwise contest the validity of the ILEX Trademark, ILEX shall have the sole right, at its own expense, to enforce the Trademark against any Third Party infringers; provided, however, that if ILEX fails to take commercially reasonable action to enforce the Trademark


LICENSE AND OPTION AGREEMENT                                          12/20/2001
         against a Third Party infringer within six (6) months following notice of such alleged infringement by Paralex, then Paralex may take such action as it may deem appropriate with respect to such enforcement, at its own expense and ILEX shall provide all commercially reasonable assistance to Paralex in connection therewith. In connection therewith, Paralex shall implement document control and quality assurance procedures to protect the ILEX Trademark from being diluted or diminished in value during the term of this Agreement and in connection therewith, Paralex agrees to permit ILEX to periodically inspect its advertising, promotion and sales literature and activities to confirm that reasonably suitable quality standards are iris place, In the event that an inspection by ILEX reveals any need for corrective actions, Paralex shall use all commercially reasonable efforts to perform such corrective actions.

   4.7   Technology Transfer Costs. Paralex shall also reimburse ILEX for all
         --------------------------
         reasonable and actual out-of-pocket costs for transferring materials and information comprising ILEX Know-How and the ILEX Clinical Trial Data Package (if and when Paralex exercises the Option for that Data Package) including any time expended by ILEX professional staff in the requested transfer activities beyond ten (10) man days, with the professional staff being billed at ILEX's standard services rates for third party clients. These technical transfer costs and charges shall be due and payable thirty (30) days after receipt by Paralex of an invoice from ILEX itemizing such costs on a periodic (monthly) basis.

   4.8   Accrual of Royalties. No royalty shall be payable on a Product made,
         ---------------------
         sold or used for tests or development purposes or distributed as samples. No royalties shall be payable on sales among Paralex and its sublicensees, but royalties shall be payable on the initial subsequent sales by Paralex or its sublicensees to a Third Party.

                                     ARTICLE 5
                        Technology and Materials Transfer

   5.1   Know-How. As promptly as practicable following the Effective Date and,
         --------
         in any event, within thirty (30) days thereafter, ILEX shall make available to Paralex all of GSK Know-How, ILEX Know-How and all other rights in the Field obtained from GSK in the Original License Agreement. ILEX Know-How to be transferred shall include the Oxypurinol IND and Orphan Drug Designation, all technical information relating to Compound which is held by ILEX including information on Compound manufacturing and Product formulation and all pre-clinical and clinical information including information relating to the Compassionate Use Program, except for the ILEX Clinical Trial Data Package. In addition, ILEX will transfer its existing clinical inventory of Compound (approximately 1500 bottles each, containing 100 capsules) to a location designated in advance by Paralex, During the first ninety (90) days after the Effective Date, ILEX will also make available its professional staff, having the requisite knowledge at times reasonably requested by Paralex, to answer questions posed by Paralex with regard to the transferred technology and materials, provided the requests do not cause ILEX to spend more than five (5) man days in any given


LICENSE AND OPTION AGREEMENT                                          12/20/2001
         consecutive thirty (30) day period and such technical assistance can be provided from ILEX's offices.

   5.2   ILEX Clinical Trial Data Package. As promptly as practicable following
         ---------------------------------
         the Effective Date, ILEX shall deliver to Paralex copies of each agreement between ILEX and a Third Party relating to the conduct of the Clinical Trial (each, a "Clinical Trial Agreement"), all correspondence with the FDA relating to the Clinical Trial and all data available in-house and included in the ILEX Clinical Trial Data Package as of the Effective Date. During the term of the Option, ILEX shall (a) deliver copies of any such new data or correspondence to Paralex as promptly as practicable after such data becomes available or such correspondence is sent or received, (b) make its professional staff involved in the conduct or monitoring of the Clinical Trial available to Paralex during normal business hours upon Paralex's reasonable request to answer questions regarding the conduct or results of the Clinical Trial, and
         (c) give Paralex reasonable advance written notice of any proposed meeting or conference call with the FDA regarding the Clinical Trial and permit representatives of Paralex to attend any such meeting or conference call as observers. ILEX will be responsible for the payment of all expenses relating to the conduct of the Clinical Trial, including without limitation all amounts payable to Third Parties pursuant to the Clinical Trial Agreements and the transfer of the ILEX Clinical Trial Data Package to Paralex pursuant hereto. During the term of the Option, except as expressly provided in this Section 5.2, ILEX will not change the protocol pursuant to which the Clinical Trial is being conducted or amend any Clinical Trial Agreement without obtaining the prior written consent of Paralex, which consent will not be unreasonably withheld. Unless and until Paralex exercises the Option and pays the Option Exercise Fee to ILEX, Paralex shall not use the data and other information relating to the Clinical Trial made available to it by ILEX hereunder except for the sole purpose of determining whether to exercise the Option and if it does not timely exercise the Option, will return all such data and other information to ILEX promptly upon ILEX's request, with no rights to retain any copy thereof. In making the ILEX Clinical Trial Data Package available to Paralex under this Agreement, it is expressly understood and agreed by the Parties that ILEX will stop OXPL-213 at approximately 15 patients enrolled as of the Effective Date and that ILEX has no obligation to continue any activity with regard to OXPL-213 other than stopping the trial in an orderly fashion.

   5.3   Bulk Compound Supply. Pursuant to the Development Agreement, ILEX has
         ---------------------
         contracted for and anticipates receiving, within sixty (60) days after the Effective Date, approximately 200kgs of cGMP bulk active Compound ("Bulk Active Order") suitable for clinical use, upon formulation into finished drug product. Paralex, on its part, agrees to purchase its requirements of bulk active Compound from ILEX, provided that the quality of the Bulk Active Order of Compound meets the specifications set forth in the Development Agreement, until such time as the Bulk Active Order under the Development Agreement is fully consumed at (a) ILEX's actual cost therefor (estimated to be about $800,000), if purchased immediately after its receipt by ILEX or (b) ILEX's actual cost plus 50%, if taken on a piecemeal, or as needed basis, Provided further that Paralex shall be obligated to purchase the entire 200 kg


LICENSE AND OPTION AGREEMENT                                          12/20/2001
         bulk active Compound order from ILEX within the three (3) year period after the Effective Date. The bulk active Compound shall be shipped pursuant to Paralex's instructions to locations designated by Paralex and ILEX shall warrant that the bulk active Compound, at time of shipment, will meet specifications established in the Development Agreement, with Paralex's sole remedy being refund of any payment made for bulk active Compound failing the specifications. In the event of a dispute arises as to whether the bulk active Compound failed specifications, a sample shall be transferred to an independent testing laboratory, mutually acceptable to ILEX and Paralex for reanalysis, with the results of the independent; testing laboratory being binding on the parties and the party found to be in error paying for the reanalysis, After ILEX's receipt of the contracted 200kg supply of bulk active Compound under the Development Agreement, ILEX will promptly take all steps necessary to assign to Paralex all of ILEX's interest in and rights under the Development Agreement and Paralex shall accept such assignment, including all rights and any continuing obligations of ILEX set forth therein. Notwithstanding such assignment, ILEX shall be responsible for the performance of all of its obligations under the Development Agreement, including without limitation the payment of all amounts due to Catalytica in respect of the entire bulk Compound order, through the effective date of such assignment. From the Effective Date until Paralex has purchased the entire Compound order from ILEX pursuant to this Section 5.3, (a) ILEX will promptly furnish Paralex with copies of all reports or other documentation or information supplied by Catalytica pursuant to Section 2.5 of the Development Agreement, and (b) ILEX will not agree to any change in the Specifications (as defined in the Development Agreement) without obtaining Paralex's prior written consent, which will not be unreasonably withheld.

                                      ARTICLE 6
                     Representations, Warranties and Covenants

   6.1   General. As of the effective Date, each party hereby represents and
         -------
         warrants to the other party that (a) it has the corporate power and authority to execute and enter this Agreement and to carry out the transactions contemplated by this Agreement; (b) it has duly and validly authorized, executed and delivered this Agreement to the other party; (c) the execution, delivery and performance by it of this Agreement has been duly approved and authorized by all requisite corporate and stockholder action and when delivered, this Agreement constitutes, or will constitute, the legal, valid and binding obligation of such party, enforceable against it in accordance with its terms, subject to the availability and enforceability of equitable remedies and to applicable bankruptcy and other taws relating to the rights of creditors generally.

   6.2   ILEX. ILEX shall use reasonable efforts to cause GSK to agree to amend
         ----
         Section 11.5 of the Original License Agreement or otherwise enter into a binding agreement in form and substance reasonably satisfactory to Paralex and its counsel (the "GSK Amendment") as promptly as practicable so that GSK would be contractually obligated to (i) continue this Agreement in the event that the original License Agreement terminates for reasons other than the expiration of ILEX'S


LICENSE AND OPTION AGREEMENT                                          12/20/2001
         obligation to pay royalties to GSK thereunder or (ii) consent to any assignment by ILEX to Paralex of the Original License Agreement.

   6.3   ILEX. As of the Effective Date, ILEX represents that (a) it owns and
         ----
         possesses adequate and enforceable rights to license and sublicense all of the ILEX Know--How, the ILEX Trademark and other intangible property, including, but not limited to, all of ILEX'S rights, obligations and duties under the Original License Agreement (collectively the "Proprietary Rights") licensed and sublicensed or proposed to be licensed and sublicensed to Paralex under this Agreement; (b) to the best of its knowledge, it has taken all action necessary to protect its Proprietary Rights, including, but not limited to, the payment of all applicable maintenance fees, annuity payments, taxes and any other costs required by applicable law or regulation required to maintain the patent and trademark rights in full force and effect; (c) it has not received any notice of, and there are no facts known to ILEX that indicate the existence of (i) any infringement or misappropriation by any Third Party of any of the Proprietary Rights or
         (ii) any claim by a Third Party contesting the validity of any of the Proprietary Rights; (d) it has not received any notice of any infringement, misappropriation or violation by ILEX or any of its employees of any Proprietary Rights of Third Parties, and to the best of its knowledge, neither ILEX nor any of its employees have infringed, misappropriated or otherwise violated any Proprietary Rights of any Third Parties; (e) neither the execution nor delivery of this Agreement conflicts with or will conflict with or result in a material breach of
         (i) the terms, conditions or provisions of, or constitute a default under, the Original License Agreement; (ii) ILEX'S Certificate of Incorporation, as a amended, or its Bylaws; (iii) any law, ordinance, regulation, order, writ, injunction or decree of any court or administrative agency; or (iv) any other contract, agreement, license, authorization, covenant or instrument under which ILEX or any of its employees are now obligated; and (f) it is not aware of any receipt by GSK or WFL of (i) any notice of infringement, misappropriation or violation by GSK or WFL or any of their employees of any Proprietary Rights of Third Parties or (ii) any claim by a Third Party contesting the validity of any of GSK's or WFL's intellectual property related to the GSK Know-How. Schedule 1.9 hereof contains a true, correct and complete copy of the Original License Agreement. The Original License Agreement has been duly and validly authorized, executed and delivered by ILEX and, to the best of ILEX'S knowledge, GSK and WFL, and constitutes the legal, valid and binding obligation of ILEX and, to the best of ILEX'S knowledge, GSK and WFL, enforceable against each of them in accordance with its terms. ILEX has made all payments required to be made by it pursuant to the Original License Agreement through the Effective Date, including without limitation the milestone payments required pursuant to Sections 4.2(i) and (ii) thereof. The Original License Agreement is, and ILEX shall use its best efforts to cause the Original License Agreement to remain, in full force and effect, and ILEX will use- its best efforts to timely perform all obligations required to be performed by it thereunder (except for any such obligations which are to be performed by Paralex to Section 4.3 from and after the License Date.) ILEX will not agree to any amendment of the Original License Agreement that would adversely affect the rights, or increase the obligations, of Paralex under this Agreement without the prior written consent of Paralex. ILEX will, no later than ten (10)


LICENSE AND OPTION AGREEMENT                                          12/20/2001
         days following receipt of any notice from GSK or WFL under the Original License Agreement forward a copy of such notice to Paralex.

   6.4   Litigation. As of the Effective Date, ILEX represents that to the best
         ----------
         of ILEX's knowledge, there is no action, suit, claim or proceeding at law or in equity by or before any arbitrator, governmental instrumentality or other agency now pending or, to the knowledge of ILEX, threatened against ILEX (or basis thereof known to ILEX which ILEX believes may result in the foregoing) the adverse outcome of which would have a material adverse effect on the ability of ILEX to consummate this Agreement or to carry out its duties pursuant to this Agreement.

                                    ARTICLE 7
                         Indemnification; Insurance

   7.1   Indemnification by Paralex. Paralex agrees to indemnify and hold ILEX,
         ---------------------------
         GSK, WFL, their Affiliates, directors, officers, employees and agents harmless from and against any liabilities or damages or expenses, fees and other reasonable costs or expenses including without limitation, reasonable attorneys' fees, in connection with, arising out of, or resulting from (i) claims relating to Paralex's or its sublicensees' or subcontractors' testing, use, manufacture or sale of the products or
         (ii) any final, non-appealable judgment issued by a court of competent jurisdiction against Paralex in favor of ILEX or GSK or WFL or any other relevant Indemnitee under Section 7.3 of its indemnification rights set forth in clause (i) of this Section 7.1.

   7.2   Indemnification by ILEX. ILEX agrees to indemnify and hold Paralex, its
         ------------------------
         Affiliates, directors, officers, employees and agents harmless from and against any liabilities or damages or expenses, fees and other reasonable costs or expenses including without limitation, reasonable attorneys' fees, in connection with, arising out of, or resulting from
         (i) claims relating to ILEX's or its sublicensees' (other than Paralex) testing, use, manufacture or sale of the Products or (ii) any final, non-appealable judgment issued by a court of competent jurisdiction against ILEX in favor of Paralex or any other relevant Indemnitee under
         Section 7.3 of its indemnification rights set forth in clause (i) of this Section 7.2.

   7.3   Indemnification Procedures. A party (the "Indemnitee") which intends to
         --------------------------
         claim indemnification under this Article 7 shall promptly notify the indemnifying party (the "Indemnitor'") in writing of any action, claim or liability in respect of which the Indemnitee or any of its Affiliates, directors, officers, employees or agents intend to claim such indemnification. The Indemnitee shall permit, and shall cause its Affiliates, directors, officers, employees and agents to permit, the Indemnitor, at its discretion, to settle any such action, claim or liability and agrees to the complete control or such defense or settlement by the Indemnitor; provided, however, that such settlement
                                       --------  -------
         does not adversely affect the Indemnitee's rights hereunder or impose any obligations on the Indemnitee in addition to those set forth


LICENSE AND OPTION AGREEMENT                                          12/20/2001
         herein, in order for it to exercise such rights. No such action, claim or liability shall be settled without the prior written consent of the Indemnitor (the consent to which shall not be unreasonably withheld), unless such settlement, compromise or consent includes an unconditional release of each Indemnitee hereunder from all liability arising out of such action, claim or liability, and the Indemnitor shall not be responsible for any legal fees or other costs incurred other than as provided herein. The Indemnitee and its Affiliates, directors, officers, employees and agents shall cooperate fully with the Indemnitor and its legal representatives in the investigation and defense of any action, claim or liability covered by this indemnification. The Indemnitee shall have the right, but not the obligation, to be represented by counsel of its own selection and expense.

   7.4   Insurance.
         ---------
         (a) Following the Effective Date, Para(ex shall purchase and maintain, at its own expense, during the term of this Agreement, and for a minimum of two (2) years following the expiration, termination or cancellation of this Agreement, a product liability policy from an insurance company or companies reasonably satisfactory to ILEX, GSK and WFL. During any clinical development of the Product, such coverage shall be for at least $2,000,000 per occurrence, Promptly upon commercial introduction of the initial Product, the parties shall negotiate, in good faith, an increase in such coverage. The insurance policy relating to such coverage shall name ILEX, GSK and WFL as additional insureds by way of endorsement or otherwise as their respective interests may appear.

         (b) Within 30 days after the Effective Date hereof, Paralex shall cause to be delivered to ILEX an insurance certificate evidencing the insurance coverage required by this Section 7.4. Such insurance certificate shall name ILEX, GSK and WFL as additional insureds as their respective interests may appear.

                                   ARTICLE 8
                         Royalty Reports and Accounting

   8.1   ILEX Rights. At the request of ILEX, Paralex will provide to ILEX at
         ------------
         least five business days before the date required under the Original License Agreement, a copy of all royalty reports and accounting as required to be provided by ILEX to GSK and WFL under the terms of the Original License Agreement. In addition to any auditing reports GSK is entitled to under the Original License Agreement, Paralex shall grant to ILEX; at ILEX'S sole expense, the right to audit Paralex's books once a year, during normal business hours, under the same conditions as specified in the Original License Agreement.



LICENSE AND OPTION AGREEMENT                                          12/20/2001

                                   ARTICLE 9
                                Confidentiality

   9.1   Treatment of Confidential Information. Except as otherwise provided in
         --------------------------------------
         this Article 9, during the term of this Agreement, and for a period of five (5) years following the later of the termination or expiration of
         (i) this Agreement or (ii) the Original License Agreement:

         (a) Paralex will retain in confidence and use only for purposes of this Agreement, any information and data supplied by or on behalf of ILEX, GSK and WFL to Paralex under this Agreement; and

         (b) ILEX will retain in confidence and use only for purposes of this Agreement, any information and data supplied by or on behalf of Paralex to ILEX under this Agreement

               For purposes of this Agreement, all such information and data which a party is obligated to retain in confidence shall be called "Information" Paralex agrees that all information and data disclosed by GSK to ILEX pursuant to the Letter Agreement shall be covered as Information under the confidentiality sections of the Original License Agreement.

   9.2   Right to Disclose. To the extent it is reasonably necessary or
         ------------------
         appropriate to fulfill its obligations or exercise its rights under this Agreement or any rights which survive termination or expiration thereof, a Party may disclose Information to its Affiliates, sublicensees (actual and prospective), investors (actual and prospective), consultants, outside contractors and clinical investigators; provided, however, that all such entities and persons
                        --------  -------
         agree (i) to keep the Information confidential for at least the same time periods and to the same extent as each party is required to keep Information confidential and (ii) to use the Information only for such purposes as such party is entitled to use the Information. Each party or its Affiliates or, if applicable, its sublicensees, may disclose such Information to government or other regulatory authorities to the extent that such disclosure (a) is reasonably necessary to obtain patents or authorizations, to conduct clinical trials and to market commercially the Product, provided such party is otherwise entitled to engage in such activities under this Agreement or (b) is otherwise required by applicable laws or regulations.

   9.3   Release From Restrictions. The obligation not to disclose Information
         --------------------------
         shall not apply to any part of such Information that (i) is or becomes patented, published or otherwise part of the public domain other than by acts of the party obligated not to disclose such information (for purposes of this Article 9, the "Receiving Party") or its Affiliates or sublicensees in contravention of this Agreement; (ii) is rightfully disclosed to the Receiving Party or its Affiliates or sublicensees by a Third Party; provided, such Information was not obtained, directly or indirectly, from the other party under this Agreement; (iii) prior to


LICENSE AND OPTION AGREEMENT                                          12/20/2001
         disclosure under this Agreement, was already in possession of the Receiving Party or its Affiliates or sublicensees, provided, such Information was not obtained, directly or indirectly, from the other party under this Agreement under an obligation of confidentiality; (iv) results from research and development by Receiving Party or its Affiliates or sublicensees independent of disclosures from the other party under this Agreement; (v) has been approved for publication by the parties hereto; or (vi) is Product-related information which is reasonably required to be disclosed in connection with the marketing of the Product.

   9.4   Confidentiality of Agreement. Except as otherwise required by law or
         -----------------------------
         applicable regulations or the terms of this Agreement, or otherwise mutually agreed upon by the parties hereto, each party shall treat as confidential the terms, conditions and existence of this Agreement and the Original License Agreement, Notwithstanding the foregoing, the terms, conditions and existence of this Agreement and the Original License Agreement may be disclosed by (i) either party to an Affiliate,
         (ii) Paralex to a sublicensee, and (iii) Paralex to Paramount Capital, Inc., or any other investment banker, placement agent, financial advisor, finder, attorney, accountant, agent, representative or prospective or actual investor to the extent that such disclosure is necessary for Paralex to conduct a financing; provided, however, that any such recipient of any disclosure pursuant to this Section 9.4 must agree to be bound by the terms and conditions of this Section 9.4 to the same extent as Paralex.

   9.5   Right to Publication. ILEX agrees that Paralex shall have the right to
         --------------------
         publish or to present publicly (collectively, a "Publication") the results of any research, work or other development performed pursuant to this Agreement by or on behalf of Paralex (collectively, "Results"). Paralex agrees to submit any proposed Publication to ILEX, for its review at least thirty five (35) days prior to submission or presentation of such Publication. If ILEX requests a delay in submission or presentation based on patent considerations, Paralex agrees to delay such submission or presentation for a period not to exceed ninety (90) days from the date of such request. Paralex further agrees to give due consideration to any comments made by ILEX or GSK, with respect to such publication but, except as set forth in the immediate following sentence, Paralex shall determine the content of the Publication. Nothing in this Section 9.5 shall be construed to allow Paralex to publish or otherwise disclose any Information disclosed to Paralex by ILEX.

                                      ARTICLE 10
                                 Term and Termination

   10.1  Term; Termination. This Agreement shall be effective as of the
         ------------------
         Effective Date and shall continue in full force and effect until the date of the expiration of ILEX's obligation to pay royalties under the Original License Agreement, which, for the avoidance of doubt, shall be determined on a country by country basis as provided in the second paragraph of Section 5.1 of the Original License Agreement (the "Expiration Date"); at which time, notwithstanding anything to the


LICENSE AND OPTION AGREEMENT                                          12/20/2001
         contrary contained herein, all rights licensed or sublicensed to Paralex herein shall be deemed to be converted to a fully paid, non-exclusive, irrevocable, royalty free license or sublicense of the Know-How and ILEX Know--How to Paralex in such country or countries so that Paralex may make, have made, use, offer to sell, sell and have sold the Product. Upon expiration or termination of this Agreement with respect to one or more countries of the Territory, the rights and obligations of the parties shall cease with respect to such country, except as follows:

            (i) the rights and obligations of the parties under Article 7 shall survive termination or expiration;

            (ii) upon expiration or termination for any reason, the obligations of Section 9.1 through 9.5 shall survive for the periods provided therein;

            (iii) upon termination, Paralex's obligations under Section 10.3, 10,4 and 10.5 shall survive;

            (iv) expiration or termination of this Agreement shall not relieve the parties of any other obligation accruing prior to such termination; or

            (v) any rights or obligations under the Original License Agreement which survive termination or expiration,

            To the extent relevant to the other survival provisions, Article 11 (Miscellaneous Provisions) shall also survive.

   10.2  Termination for Cause. (a) ILEX will have the right, but not the
         ----------------------
         obligation, to terminate this Agreement upon written notice to Paralex following the occurrence of any of the following:

            (i) upon or after the bankruptcy, dissolution, Paralex's general failure to pay its debts and other liabilities as they become due or the winding up of Paralex (other than dissolution or winding up for the purposes of reconstruction or amalgamation); or

            (ii) upon or after the breach of any material provision of this License Agreement by Paralex if such breach is not cured within thirty (30) days after ILEX gives Paralex written notice thereof.



LICENSE AND OPTION AGREEMENT                                          12/20/2001

         (b) Paralex will have the right, but not the obligation, to terminate this agreement upon written notice to ILEX following the occurrence of any of the following:

            (i) upon or after the bankruptcy, dissolution, ILEX's general failure to pay its debts and other liabilities as they become due or the winding up of ILEX (other than dissolution or winding up for the purposes of reconstruction or amalgamation); or

            (ii) upon or after the breach of any material provision of this License Agreement by ILEX if such breach is not cured within thirty (30) days after Paralex gives ILEX written notice thereof; or

            (iii)   upon or after the termination of the Original License
                    Agreement.

   10.3  Paralex Obligations Upon Termination.
         -------------------------------------

          (a)   upon termination of this agreement pursuant to Section 10.2(a):

                (i) Paralex shall promptly pay ILEX and GSK any amounts due under the terms of this Agreement including the royalties which have accrued as of termination;

                (ii) Paralex agrees to cooperate fully with ILEX, or its respective nominees, to transfer or to hand over to ILEX or its respective nominees, health registrations and sales permissions regarding the Products in the country or countries in which termination has occurred; and

                (iii) in the event of termination with respect to all countries of the Territory, Paralex shall return to ILEX all copies of the Information supplied hereunder, except that Paralex's legal department may retain one copy of the Information for purposes of determining the scope of its obligations hereunder.

          (b) Upon termination of this Agreement pursuant to Section 10.2(b), Paralex shall have a fully paid, non-exclusive, irrevocable, royalty free license or sublicense of the ILEX Know-How to Paralex in the Territory; provided, that the Oxypurinol IND and any other filing made by ILEX with the FDA or any other government or regulatory authority that relates to the ILEX Know -How, and all data contained therein, shall be, and continue to be, the sole property and asset of Paralex; provided, further that ILEX shall maintain the right to refer to the Oxypuhnol IND in any of its future regulatory filings with the FDA.


LICENSE AND OPTION AGREEMENT                                          12/20/2001

   10.4  Disposition of Product. Upon termination of this Agreement pursuant to
         ----------------------
         Section 10.2(a), Paralex shall provide ILEX with a written inventory of the Product (in the form of raw materials, work-in-process and finished goods) in its and its sublicensees' possession and shall have the right to dispose of such Product within six (6) months thereafter, subject to fulfillment of its royalty obligations relating thereto.

   10.5  Sublicensees Upon Termination. If any party terminates this Agreement
         ------------------------------
         and sublicensees of Paralex are not then in default under the terms of this sublicense agreements, ILEX shall have the obligation to assume and continue such sublicense agreements with payments thereunder being made by the sublicensees directly to ILEX.

                                     ARTICLE 11
                                    Miscellaneous

   11.1  Assignment. This Agreement and the rights and duties pertaining hereto
         ----------
         may not be assigned by either party without first obtaining the written consent of the other party, which consent shall not be unreasonably withheld, and any such purported assignment without the written consent of the other party shall be null and void and of no force or effect; provided, however, that no such consent shall be required in connection with a merger or consolidation by either party with another company or with respect to an assignment by it in connection with a sale of all or substantially all, of its assets and properties; provided, further, that ILEX may assign its tights, obligations and duties under this Agreement, without Paralex's consent, to any assignee of ILEX's rights, obligations and duties relating to the Field under the Original License Agreement pursuant to a transfer or assignment thereof; provided, however, that notwithstanding anything to the contrary in this Section 11.1, ILEX may not assign this Agreement prior to Paralex's receipt of the GSK Amendment.

   11.2  Registration. Paralex agrees to register or give required notice
         ------------
         concerning this Agreement, through itself or through a sublicensee, in each country of the Territory where there exists an obligation under law to so register or give notice, to pay all costs and legal fees connected therewith and shall otherwise comply with all national laws applicable to this Agreement.

   11.3  Force Mature. A party shall not be held liable or responsible to
         -------------
         another party and not be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement, when such failure or delay is caused by or results from fires, floods, embargoes, government regulations, prohibitions or interventions, wars, acts of war (whether war be declared or not), insurrections, riots, civil commotion, strikes, lockouts, acts of God, or any other cause beyond the reasonable control of the affected party and which have a material adverse impact on the ability of the affected party to perform its obligations hereunder.


LICENSE AND OPTION AGREEMENT                                          12/20/2001

   11.4  Severability. Each party hereby expressly agrees and contracts that it
         ------------
         is not the intention of any party to violate any public policy, statutory or common laws, rules, regulations, treaty or decision of any government agency, or executive body thereof, of any country or community or association of countries, that if any word, sentence, paragraph, clause or combination thereof in this Agreement is found by a court or executive body with judicial powers having jurisdiction over this Agreement or any of the parties hereto in a final in a final unappealed order to be in violation of any such provisions in any such country or community or association of countries, such words, sentences, paragraphs, clauses and/or any combination thereof shall be inoperative in such country, community or association of countries and the remainder of this Agreement shall remain binding upon the parties hereto.

   11.5  Notices. Any notice required or permitted to be given hereunder shall
         -------
         be in writing and shall be deemed to have been properly given if delivered in person, or if mailed by registered or certified mail (return receipt requested), postage prepaid, or by facsimile (and promptly confirmed by such registered or certified mail), to the addresses given below or such other addresses as may be designated in writing by the parties from time to time during the term of this Agreement. Any notice sent by registered or certified mail as aforesaid shall be deemed to have been given when mailed.

   In case of ILEX:          ILEX Oncology, Inc.
                             4545 Horizon Hill Blvd.
                             San Antonio, Texas 78229-2263
                             Attention: President
                             Telephone:   210 949 8200
                             Facsimile:   210 949 8396

   In the case of Paralex:   Paralex, Inc.
                             787 Seventh Avenue, 48th Floor
                             New York, New York 10019
                             Attention: President
                             Telephone:   212 554 4300
                             Facsimile:   212 554 4355

   11.6  Governing Law. This Agreement shall be governed by and construed in
         --------------
         accordance with the laws of the State of Delaware, exclusive of its choice-of-law rules.

   11.7  Arbitration. All disputes arising in connection with this Agreement
         -----------
         shall be finally settled under the Commercial Arbitration Rules of the American Arbitration Association. Arbitration shall take place in New York, New York.

   11.8  Entire Agreement. This Agreement and the Original License Agreement
         ----------------
         contain the entire understanding of the parties with respect to the subject mater hereof. All express or implied agreements and


LICENSE AND OPTION AGREEMENT                                          12/20/2001
         understandings, either oral or written, heretofore made are expressly merged in, and made a part of this Agreement.

   11.9  Modification. The parties hereto may alter any of the provisions of
         ------------
         this Agreement, but only by a written instrument duly executed by both parties hereto.

   11.10 Limitation of Authority. No Party shall have any authority arising out
         -----------------------
         of this Agreement to create any implied or express liability or obligation in the name or on behalf of any other Party, and no Party shall enter into any contract with any person or entity that purports to bind any other Party.

   11.11 Waiver. The failure of a party to enforce at any time for any period
         ------
         any of the provisions hereof shall not be construed as a waiver of such provisions or of the rights of such party thereafter to enforce each such provision.

   11.12 Counterparts. This Agreement may be executed in any number of
         ------------
         counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document.

   11.13 Captions. The captions to the several Articles and Section hereof are
         --------
         not a part of this Agreement, but are merely guides or labels to assist in locating and reading the several Articles and Section hereof.

   11.14 Responsibility for Expenses. Each Party is responsible for its own
         ----------------------------
         expenses related to the preparation and execution of this Agreement.

   11.15 Informed Review. Each Party acknowledges that it and its counsel have
         ----------------
         received and reviewed this Agreement and that normal rules of construction, to the effect that ambiguities are to be resolved against the drafting Party, shall not apply to this Agreement or to any amendments, modifications, exhibits or attachments to this Agreement.

   11.16 Non-Competition. From the Effective Date and for two years after the
         ----------------
         termination of this Agreement, ILEX shall not in any manner, directly or indirectly, on behalf of itself or any person, firm, partnership, joint venture, corporation or other business entity (each, a "Person"), enter into or engage in any business which researches, develops, manufactures or distributes Oxypurinol, including any crystalline structure thereof ("Oxypurinol Compounds"), other than for treatments for cancer whether as an individual for its own account, or as a proprietor, partner, strategic partner, member, joint venturer, or shareholder of a Person operating or intending to operate within the area of the research, development, manufacture or distribution of


LICENSE AND OPTION AGREEMENT                                          12/20/2001

         Oxypurinol Compounds, provided, however, that nothing in this Section 11 .1A shall prohibit ILEX from performing contract research services with respect to Oxypurinot Compounds on behalf of Third Parties where the consideration arising out of at relating to such services is not, whether in whole or In part, royalty. or equity-based; provided, further, that this Section 11.16 shall not apply if ILEX completes a merger, consolidation or similar transaction or a sale or conveyance to another Person of all or substantially all the property, assets or equity securities of ILEX in which, immediately after such transaction, the shareholders of ILEX immediately prior to such transaction hold, directly or indirectly, less than 50% of the equity securities of the resulting combined company, measured either by number of shares and other rating securities or by number of votes entitled to be cast.

   IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

ILEX ONCOLOGY, INC.                           PARALEX, INC.

By:  /s/ Richard Love                         By:  /s/ Mark Rogers
   -------------------------------               -------------------------------


Printed Name: Richard L Love                  Printed Name: Mark C. Rogers
Title:   President & CEO                      Title:
      ----------------------------                  ----------------------------


LICENSE AND OPTION AGREEMENT                                          12/20/2001

                                     SCHEDULE 1.1

                                     SCHEDULE 1.9